Dico, Inc.

3445 Lawrence Ave

Oceanside, NY 11572

Telephone: (516) 620-0974

April 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Dico, Inc.

Registration Statement on Form S-1

Filed March 14, 2014

File No. 333-193618

General

1. We note your response to comment 2 in our letter dated February 20, 2014. As previously requested, please revise your filing to state whether you have any plans to merge with, acquire, or otherwise combine with an unidentified company.

The disclosure has been revised to clearly indicate that we have no plans to merge with, acquire, or otherwise combine with any unidentified companies.

2. In an appropriate place in the prospectus, but not as language that mitigates your risk factor disclosure, please describe how and when a company may lose emerging growth company status and briefly describe the various exemptions that are available to you as a result of your emerging growth company status, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Appropriate disclosure has been added to the Critical Accounting Policies and Estimates section of the Management’s Discussion.  This disclosure outlines the exemptions that we may take advantage of while we are an emerging growth company and the situations in which we would lose emerging growth company status.

Risk Factors, page 8

3. Please disclose, to the extent material, the risks posed to your business by supplying and distributing your products on a consignment basis.

The disclosure has been revised to add a risk factor stating that we will be liable to the original holder for any diamonds stolen or lost while in our possession.

We do not have any written agreements with our diamond suppliers, page 12

4. We note your disclosure that you have “relationships” but no written contracts with your suppliers. Please provide additional disclosure regarding the nature and scope of your relationships with your suppliers to provide context to this risk. Additionally, if applicable, please discuss the risks associated with the fact that you may not be able to find other suppliers or manufacturers willing to supply you with product on consignment.

The disclosure has been revised to indicate that it is standard practice to receive diamonds on consignment from suppliers on request without a standing contract.  It has also been revised to indicate that we may have difficulties finding new suppliers should we lose our current suppliers.

Description of Business, page 16

Our Products, page 16

5. We note your disclosure in this section that you feature “top” diamonds in your product line. We also note your disclosure on this page that the diamonds that you carry are “low quality.” Please reconcile these statements.

The disclosure has been revised to further clarify that “top light brown diamonds” are low quality diamonds best suited for use in cheap jewelry.

Suppliers, page 17

6. Please disclose the names of your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-K. In addition, please clarify what you mean when you disclose that you are supplied with diamonds “directly from the source in Israel.” Finally, please provide additional detail regarding the arrangements by which you receive diamonds from your suppliers on memorandum and confirm to us, if true, that there are no written agreements between you and the suppliers that provide you with diamonds on memorandum.

We do not have contracts with any of our suppliers, nor do we have a set list of suppliers that we always use.  Every supplier and distributor in the diamond industry uses a similar method of consignment to do business.  Most distributors do not have a full range of diamonds.  They have a limited range of types and qualities due to the expense of purchasing inventory.  Instead, they ask other distributors for stock on consignment in order to gain a greater variety of stock.  If a distributor makes a sale using one of the consigned diamonds, that diamond is purchased from the original distributor before being sold to the client.  There is no one principal supplier for us to list.

Diamonds are produced in a few limited areas in the world, such as Africa and Israel.  Most diamonds sold to end buyers have been passed through several distributors before the sale.  Edward Lazar knows several people who work for suppliers in Israel, and as a result, can get the low quality diamonds that Dico sells from the supplier, making them the first link in the chain rather than the fifth when selling low grade diamonds.

There are no written agreements between Dico and the distributors that provide diamonds on memorandum.  These consignment purchases make up about 40% of our inventory.  We keep the diamonds for 60 days.  If we sell the diamond during that time, we purchase the diamond from the original distributor first, then sell the diamond to the end buyer.  If we do not sell the diamond during that time, we return the diamond to its original distributor.

Marketing, page 17

7. We note your statement that you will be marketing your products through your showroom. Please provide additional detail regarding this showroom, including whether you presently have a showroom.

The disclosure has been revised to clarify that the showroom is our office.  There is no separate showroom, and the company has no intention of acquiring a separate showroom.

Distribution, page 18

8. We note your response to comment 20 in our letter dated February 20, 2014 and your disclosure that you “will be creating [a website] upon completion of this offering.” Please revise your disclosure to reflect that you intend to create a website only if you raise sufficient funds through this offering.

The disclosure has been revised to indicate that the website will be created only should enough funds be raised through the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

9. We note your response to comment 25 in our letter dated February 20, 2014 that you have been selling your product line via in house sales and the Internet. We also note your disclosure under the heading “Distribution” on page 17 that you currently do not have a website and will be using the proceeds from this offering to create one. Please reconcile this disclosure and clarify how and through what source or website you sell your products via the Internet. Additionally, if you have been selling your product line, please explain why you have not generated any revenues. Please also explain and disclose what “in house sales” represent and any other sales channels, other than the internet, you intend to use. We may have further comment upon reviewing your response.

The disclosure has been revised to clarify that we have not yet begun internet sales.  We will create the website to sell our diamonds through should we raise sufficient funds through this offering, but will not make any sales over the internet until this website is created.

We began selling our product in January, after the financials were created.  We did not have any revenues generated as of December 31, 2013.

In house sales represent sales made in our office directly by our officers and directors.  Clients come to us to look at our merchandise.  Other sales channels include cold calling prospective buyers, sending sales material to prospective buyers, and by utilizing travelling salesmen throughout the country.

10. We note your response to comment 25 in our letter dated February 20, 2014 that you have active business relationships with several suppliers, wholesalers, and distributors in both Los Angeles and Tel Aviv. Please describe these relationships in greater detail, focusing on the impact of the relationships on your operations, liquidity, and capital resources.

To each of our suppliers, wholesalers, and distributors, we are vendors, and are treated like every other vendor in the industry.  We buy diamonds from them on consignment, we hold the diamonds for 60 days, and then either buy any sold diamonds or return the diamonds at the end of the period.  These interactions are all standard within the diamond industry, and the relationships do not have any extraordinary impact on our operations, liquidity and capital resources.

11. We note your response to comment 26 in our letter dated February 20, 2014 that you have an oral agreement with David Lazar to provide up to $50,000 in funding to be used as working capital. Please describe this agreement in greater detail and revise your prospectus to state that there is no guarantee that Mr. Lazar will provide the funding as agreed.

The disclosure has been revised to indicate that any loans taken under this agreement bear no interest and are to be repaid on demand.  It has also been revised to indicate that there is no guarantee that Mr. Lazar will provide this funding.

12. Please discuss the status of your operations, liquidity, and capital resources now that you have commenced operations, made sales, and generated revenue as you disclose in your letter dated March 14, 2014 and throughout this prospectus.

The disclosure has been revised to discuss the status of our operations, liquidity, and capital resources now that we have commenced operations, made sales, and generated revenue.

Plan of Operations, page 23

13. We note your disclosure on page 24 that you “intend to expand [your] distribution channels to reach a wider customer base.” Please briefly expand upon the distribution channels into which you plan to expand.

The disclosure has been revised to indicate that we intend to expand our distribution routes by bringing in more traveling salesmen to expand the number of markets that we are able to reach with our products.  The salesmen all work on commission, so there is no additional cost to this increase beyond the additional inventory needed for supply.

Part II. Information Not Required in Prospectus, page 50

Item 14. Indemnification of Directors and Officers, page 50

14. Please provide the disclosure required by Item 702 of Regulation S-K. In this regard, we note that you deleted language meeting the requirements of Item 702 of Regulation S-K that was included in your original filing.

The indemnification disclosure has not changed since the original draft.  A redundant undertaking was removed, but no other changes were made to Part II.

Very truly yours,

/s/ Edward Lazar

Edward Lazar

Chief Executive Officer

Dico, Inc.